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          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549
                   ___________________

                     SCHEDULE 13D
                     (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
    1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                    (AMENDMENT NO. 1)1


                   FRANKFORT FIRST BANCORP, INC.
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                     (Name of Issuer)


          Common Stock, par value $.01 per share
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              (Title of Class of Securities)


                       352128 20 1
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                     (CUSIP Number)


                    Don D. Jennings
                 216 West Main Street
                Frankfort, Kentucky  40602
                     (502) 223-1638
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      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                    September 30, 1998
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  (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

                  (Continued on following pages)

                         (Page 1 of 4 pages)
____________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                          SCHEDULE 13D

CUSIP No. 352128 20 1                          Page 2 of 4 Pages

1.  Names of reporting person
    I.R.S. Identification Nos. of above persons (entities only):

    Don D. Jennings


2.  Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]

3.  SEC use only:



4.  Sources of funds:  PF

5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e):  [   ]

6.  Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:         9,878
shares
beneficially     8.    Shared Voting Power:           0
owned by
each             9.    Sole Dispositive Power:    9,878
reporting
person with     10.    Shared Dispositive Power:      0

11. Aggregate amount beneficially owned by each reporting
    person:
    9,878

12. Check box if the aggregate amount in Row (11) excludes certain shares: [ ]

13. Percent of class represented by amount in Row (11):
    .61%

14. Type of reporting person:  IN

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     This amendment No. 1 dated September 30, 1998, to the
Schedule 13D filed on December 31, 1997, on behalf of Don D. Jennings (the "Reporting Person") relates to the common stock, par value $.01 per share (the "Common Stock"), of Frankfort First Bancorp, Inc. (the "Issuer"), and is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 13D.

     Although the Reporting Person will no longer beneficially own more than 5% of the Issuer's Common Stock, the information in this Amendment No. 1 has been revised and updated to reflect the Reporting Person's current beneficial ownership of the Issuer's Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

     2,161 of the 9,878 shares of Common Stock, in which the Reporting Person has either sole or shared voting and dispositive power, were purchased by the Reporting Person with approximately $44,000 in personal funds. In July of 1997, the Reporting Person received 7,320 shares of Common Stock upon the termination of the Issuer's Employee Stock Ownership Plan (the "ESOP"). The remaining shares consist of (i) shares acquired through the vesting of restricted stock awards, and (ii) shares acquired under the Issuer's Dividend Reinvestment Option Plan ("DRP").

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date of this Amendment No. 1 to the Schedule
     13D, the Reporting Person beneficially owns 9,878 shares of Common Stock, which constitute approximately .61% of the 83,948 shares of Common Stock outstanding.

(b) The Reporting Person has sole voting and dispositive power with respect to 1,350 shares purchased with personal funds, 7,320 shares received upon termination of the Issuer's ESOP, 108 shares acquired through the vesting of restricted stock awards, 94 shares acquired through the DRP, and 1,006 shares held through the Reporting Person's IRA. The Reporting Person does not exercise shared voting and/or dispositive power with respect to shares owned by the Reporting Person's father (William C. Jennings, President and Chief Executive Officer of the Issuer), and shares owned by the Reporting Person's mother (Joyce H. Jennings, Vice President of the Issuer).

(c) No other transactions in the Issuer's Common Stock were effected by the Reporting Person during the past 60 days other than as described herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e) As of the date of this report, the Reporting Person's beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of Common Stock will not include any shares of Common Stock held by the Reporting Person's father and mother, resulting in the Reporting Person's beneficial ownership of Common Stock to constitute less than 5% of the outstanding shares of Common Stock.
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                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 5, 1998               /s/ Don D. Jennings
---------------               ---------------------------------
     Date                     Signature

                              Don D. Jennings, Vice President
                              Frankfort First Bancorp, Inc.